UNITED STATES
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.__)*

Newmarket Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

651587107
(Cusip Number)

February 22, 2011
(Date of Event Which Requires Filing of This Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	651587107	Page 2 of 4 Pages

1. NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	The London Company

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)[ ] (b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	Virginia

REPORTING NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5. 6 7. 8.	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	694,028 0 694,028 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	702,533

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.06%

12. TYPE OF REPORTING PERSON*	IA CO

CUSIP No.	62914b100	Page 3 of 4 Pages

Item 1	(a)	Name of Issuer:	Newmarket Corporation
	(b)	Address of Issuer:	330 South Fourth Street
Richmond, VA 23218-2189

Item 2	(a)	Name of Person Filing:	The London Company
	(b)	Address of Principal Business Office or, if none, Residence:	1801 Bayberry Court, Suite 301 Richmond, VIRGINA 23226
	(c)	Citizenship:	Virginia
	(d)	Title of Class of Securities:	Common Stock
	(e)	CUSIP Number:	651587107

Item 3:	Capacity in Which Person is Filing:	[x]	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4:	Ownership As of December 31, 2010:
	(a)	Amount Beneficially Owned:		702,533
	(b)	Percent of class:		5.06%
	(c)	Number of shares to which such person has:
		(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of :	694,028 0 694,028 0

Item 5:	Ownership of Five Percent or Less of Class:	Not applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person

702,533 of the shares for which this report is filed are owned by a variety of investment advisory clients of The London Company.  Those clients are entitled to receive dividends on, and proceeds from the sale of, such shares.  No client is known to own more than 5% of the class.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:	Not applicable

Item 8:	Identification and Classification of Members of the Group:	Not applicable

Item 9:	Notice of Dissolution of Group:	Not applicable

CUSIP No.	651587107	Page 4 of 4 Pages

Item 10:	Certification:

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
The London Company By: /s/ Carolyn Maloney

Carolyn Maloney Chief Compliance Officer
Date: February 28, 2011